Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S–3 of our report dated February 29, 2012, relating to the consolidated financial statements of EV Energy Partners, L.P. and subsidiaries and the effectiveness of EV Energy Partners L.P. and subsidiaries’ internal control over financial reporting (which report (1) expresses an unqualified opinion on the financial statements and includes an explanatory paragraph relating to accounting changes in 2009 for oil and natural gas reserves and disclosures and (2) expresses an unqualified opinion on the effectiveness of internal control over financial reporting), appearing in the Annual Report on Form 10–K of EV Energy Partners, L.P. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

March 8, 2012